UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  NYMAGIC, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   629484 10 6
                                   -----------
                                 (CUSIP Number)

                                Robert G. Simses
                               Cummings & Lockwood
                          140 Royal Palm Way, Suite 205
                              Palm Beach, FL 33480
                                 (561) 659-1250
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 18, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                                               Page 1 of 6 pages

---------------------------                  -----------------------------------
CUSIP No.  629484 10 6                                         Page 2 of 6 Pages

---------------------------                  -----------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Louise B. Tollefson Revocable Trust dated 12/23/97

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a) |_|
                                                            (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO

------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   1,080,667
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                    1,080,667
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,080,667

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)         |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.7%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             OO

------------ -------------------------------------------------------------------

----------------------------                    --------------------------------
CUSIP No.  629484 10 6                                         Page 3 of 6 Pages

----------------------------                    --------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Louise B. Tollefson

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a) |_|
                                                            (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                    |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   1,085,231
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                    1,085,231
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,085,231

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)         |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.8%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN

------------ -------------------------------------------------------------------

                                  Introduction

     This Schedule 13D is being filed in order to report the transfer of 1,080,667 shares of common stock, $1.00 par value ("Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from the Louise B. Tollefson Florida Intangible Tax Trust dated 12/9/98 (the "FIT Trust") to the Louise B. Tollefson Revocable Trust dated 12/23/97 (the "Revocable Trust"). L. Tollefson is a beneficiary of the FIT Trust, and the co-trustees of the FIT Trust are Howard S. Tuthill and Howard S. Tuthill, III ("Tuthill"), with Tuthill having sole voting and dispositive power over the shares of Common Stock held by the FIT Trust. L. Tollefson ("Tollefson") is a beneficiary and sole trustee of the Revocable Trust. The transfers described above were effected on May 18, 2000.

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $1.00 par value. The Issuer is NYMAGIC, Inc., a New York corporation, and its principal executive offices are located at 330 Madison Avenue, New York, New York 10017.

Item 2. Identity and Background

     This Schedule is being filed by the Revocable Trust and by Tollefson in her capacity as a direct owner of shares of Common Stock and as both the sole Trustee and a beneficiary of the Revocable Trust (the "Reporting Persons"). The principal business address for the Revocable Trust is c/o Cummings & Lockwood, 140 Royal Palm Way, Suite 205, Palm Beach, Florida 33480. Tollefson is retired and her residence is located at 18665 S.E. Village Circle, Tequesta, Florida 33469.

     During the last five years, neither Reporting Person has been convicted in a criminal proceeding or been the subject of a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The transaction that requires the filing of this Schedule was a transfer which was effected without consideration. On May 18, 2000, 1,080,667 shares of Common Stock were transferred from the FIT Trust to the Revocable Trust.

Item 4. Purpose of Transaction

     The purpose of the transfer of 1,080,667 shares of Common Stock from the FIT Trust to the Revocable Trust was to implement certain aspects of Tollefson's estate and tax planning objectives.

     The Reporting Persons have no plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person as of the date hereof:


                              Number of Shares       Number of Shares
                              Beneficially Owned     Beneficially Owned       Aggregate Number           Percentage of
                              With Sole Voting and   With Shared Voting and   of Shares                Shares Beneficially
Name                          Dispositive Power      Dispositive Power        Beneficially Owned              Owned
----                          -----------------      -----------------        ------------------       -------------------

Louise B. Tollefson
Revocable Trust dated
12/23/97                            1,080,667                  0                    1,080,667                11.7%

Louise B. Tollefson                 1,085,231                  0                    1,085,231                11.8%


     (c) The Reporting Persons received beneficial ownership of an aggregate of 1,080,667 shares of Common Stock on May 18, 2000, in a transfer from the FIT Trust. The Reporting Persons were given no consideration for such shares.

     (d) None.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to Be Filed as Exhibits

Exhibit
Number          Description
-------         -----------

     1 Agreement, dated as of May 18, 2000, between the Reporting Persons relating to the filing of a joint Schedule 13D.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 26, 2000

                                     LOUISE B. TOLLEFSON REVOCABLE TRUST
                                     DATED 12/23/97

                                     By: /s/ LOUISE B. TOLLEFSON
                                        ------------------------
                                           Louise B. Tollefson
                                           Trustee

                                     /s/ LOUISE B. TOLLEFSON
                                     -----------------------
                                     Louise B. Tollefson